Exhibit (a)(5)(x)

EFiled: Jul 28 2008 10:48AM EDT Transaction ID 20815290 Case No. 3924-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CITY OF TALLAHASSEE’S EMPLOYEES’	:
RETIREMENT SYSTEM,	:
individually and on behalf of all	:	C.A. No.
others similarly situated,	:
:
Plaintiff,	:
:
v.	:
:
GENENTECH INC., HERBERT W. BOYER,	:
WILLIAM M. BURNS, ERICH HUNZIKER,	:
JONATHAN K.C. KNOWLES, ARTHUR D.	:
LEVINSON, DEBRA L. REED, CHARLES A.	:
SANDERS, AND ROCHE HOLDINGS, INC.,	:
and ROCHE HOLDING LTD.,	:
:
Defendants.	:
:
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, through its counsel, alleges upon information and belief, except for allegations pertaining to plaintiff, which are based upon personal knowledge, as follows:
NATURE AND SUMMARY OF THE ACTION
     1. This is a shareholder class action brought by plaintiff on behalf of public holders of Genentech Inc. (“Genentech” or the “Company”) common stock for injunctive and other appropriate relief in connection with the proposal by Roche Holdings, Inc. (“Roche Inc.”), to acquire the interest in Genentech that it does not already own for inadequate consideration — $89 per share (the “Proposed Transaction”). Roche Inc. is a wholly owned subsidiary of Roche Holding, Ltd. (“Roche Ltd.”, and together with Roche Inc. “Roche”). The Proposed Transaction reflects a clear effort by Roche to acquire 100 percent control of Genentech at a significant discount to its true share price value.

Indeed, Roche’s offer of $89 per share is only an 8.8 percent premium over the closing price of Genentech on the last trading day before the announcement of the Proposed Transaction. As the Company’s majority shareholder, Roche is required to establish entire fairness in any acquisition of the public stock of Genentech that it does not already own. As alleged herein, the Proposed Transaction is an unfair attempt by Roche to enrich itself to the detriment of Genentech’s public holders, to which it owes fiduciary duties.
     2. Genentech is a leading biotechnology company, which uses human genetic information to discover, develop, manufacture and commercialize biotherapeutics. The Company was founded in 1975 and is headquartered in South San Francisco, California. Genentech sells its products to wholesalers, specialty distributors, or directly to hospital pharmacies.
     3. Among other products, Genentech markets Avastin (bevacizumab) for the treatment of colon, rectal or lung cancer; Rituxan (rituximab) to treat B-cell non-Hodgkin’s lymphoma; Herceptin (trastuzumab) for treating various types of breast cancer; and Lucentis (ranibizumab) for treating neovascular age-related macular degeneration. The Company also commercializes Xolair (omalizumab) to treat adults and adolescents with asthma; Tarceva (erlotinib) for the treatment of certain types of lung cancer, as well as in combination with gemcitabine chemotherapy for the first-line treatment of metastatic pancreatic cancer; and Nutropin and Nutropin AQ growth hormone products for the treatment of growth hormone deficiency in children and adults. In addition, it produces Activase for the treatment of acute myocardial infarction (heart attack), acute ischemic stroke (blood clots in the brain), and acute massive pulmonary embolism (blood clots in the lungs); TNKase (tenecteplase) to treat heart attack; Cathflo

Activase for the restoration of function to central venous access devices in adult and pediatric patients; Pulmozyme for the treatment of cystic fibrosis; and Raptiva (efalizumab) to treat chronic moderate-to-severe plaque psoriasis in adults.
     4. Roche, a Swiss-based pharmaceutical and biotech company founded in 1896, operates worldwide. Roche offers products and services for the early detection, prevention, diagnosis, and treatment of various diseases. Additionally, Roche provides a range of products and services in various fields of medical testing and provides solutions for medical and biotechnological research; solutions for private and public hospital laboratories; and point of care testing solutions. Roche also produces pharmaceuticals and products for the treatment of, among others, HIV, obesity and cardiac conditions.
     5. Roche Inc. has held a majority position in Genentech since 1990 and owes fiduciary duties to Genentech and its shareholders. Today, Roche owns 55.9 percent of Genentech and receives almost 40 percent of its drug sales from Genentech’s products.
     6. On July 21, 2008, Roche publicly announced its plans to buy out minority shareholders of Genentech for $43.7 billion. The offer, which translates into $89 per share, represents only an 8.8 percent premium over the last trading price before the announcement was made.
     7. Plaintiff seeks to enjoin, preliminarily and permanently, Roche’s offer for acquisition of the remainder of Genentech that it does not own under the terms presently preposed because the Proposed Transaction is unquestionably unfair to the non-Roche public holders and reflects an overt effort by Roche to acquire total control of Genentech at a price well below its value.

PARTIES
     8. Plaintiff, City of Tallahassee’s Employees’ Retirement System, is and was at all times relevant hereto, a public holder of Genentech.
     9. Defendant Genentech is incorporated under the laws of the State of Delaware, with its headquarters located at One DNA Way South San Francisco, CA 94080. Genentech is the world’s second-biggest biotechnology company in sales. The Company is a world leader in oncology and is the biggest maker of U.S. cancer drugs, with a stable of blockbuster cancer treatments for breast, lung, and colon cancer, as well as drugs for the treatment of non-Hodgkin lymphoma and rheumatoid arthritis. Because several of Genentech’s products have near-monopoly positions in their respective markets, they command very high prices and are extremely profitable.
     10. Defendant Herbert W. Boyer served as a member of the board of directors of Genentech from 1976 until June 1999, when he resigned from the Board in connection with the redemption of Genentech’s special common stock and Boyer rejoined the board in September 1999 and currently serves on Genentech’s Audit, Compensation, Corporate Governance, Executive and Nominations Committees.
     11. Defendant William M. Burns has served as a member of the board of directors of Genentech since 2004. Burns is also a member of Genentech’s Compensation, Corporate Governance, Executive and Nominations Committees. He has been employed by Roche since 1991, serving as the Chief Executive Officer of the Pharmaceuticals Division of Roche since 2005 and as a member of the Corporate

Executive Committee of Roche since 2000. Pursuant to an affiliation agreement, Burns is a designee of Roche.
     12. Defendant Erich Hunziker has served as a member of the board of directors of Genentech since 2001. Hunziker also serves on Genentech’s Compensation, Governance and Nomination Committees. He has served as the Chief Financial Officer of Roche since 2001 and was elected to the Executive Committee of the Roche Group at that time. Pursuant to the affiliation agreement, Hunziker is a designee of Roche.
     13. Defendant Jonathan K.C. Knowles has served as a member of the board of directors of Genentech since 1998. Knowles is a member of Genentech’s Compensation and Governance Committees. He joined Roche in 1998 and currently serves as the President of Global Research and a Member of the Corporate Executive Committee. Pursuant to the affiliation agreement, Dr. Knowles is a designee of Roche.
     14. Defendant Arthur D. Levinson is chairman and Chief Executive Officer of Genentech. He was appointed chairman of the board of directors in 1999 and has served as a member of the board since 1995. Levinson also serves as a member of Genentech’s Executive Committee.
     15. Defendant Debra L. Reed has served as a member of the board of directors of Genentech since 2005. Reed is a member of Genentech’s Audit, Compensation and Governance Committees.
     16. Defendant Charles A. Sanders has served as a member of the board of directors of Genentech since 1999 and as the lead director of the Board since 2003. Sanders also serves as a member of Genentech’s Audit, Compensation and Governance Committees.

     17. The defendants identified in ¶¶ 10-16 are referred to herein collectively as the “Individual Defendants.” Each of the Genentech Directors was a member of the Board of Directors at all pertinent times, and by reason of their positions, owe fiduciary duties of good faith, fair dealing, and loyalty to public holders of Genentech.
     18. Defendant Roche Inc. has been a majority stockholder of Genentech since 1990. Roche Inc. is an indirect and wholly-owned subsidiary of Roche Ltd., and is the holding company for the principal operating subsidiaries of Roche Ltd. in the U.S. Roche Inc. is incorporated in Delaware, with its principal place of business at One Commerce Center, Suite 1050, 1201 N. Orange Street, Wilmington, DE 19801.
     19. Defendant Roche Ltd. is a biotech company headquartered in Basel Switzerland, which operates in the fields of pharmaceuticals and diagnostics. Roche Ltd. owns 100 percent of Roche Inc., which is a majority shareholder of Genentech, and therefore owes fiduciary duties to both Genentech and its public holders.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public holders of Genentech stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.
     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. The number of shares of common stock of Genentech outstanding as of April 30, 2008 was 1,050,891,782.

     23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:
          a. Whether defendants have breached their fiduciary duties with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;
          b. Whether Roche has breached its fiduciary duties as majority stockholder including entire fairness in connection with the Proposed acquisition;
          c. Whether the defendants are engaging in self dealing in connection with the Proposed Transaction;
          d. Whether the Proposed Transaction results in payment to plaintiff and the Class that is unfair and inadequate;
          e. Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein allowed to proceed.
     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.
     25. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     26. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

FACTUAL BACKGROUND
A. Background
     27. Genentech, the first biotech firm, was founded by a venture capitalist and a biochemist in 1975 in San Francisco, California. The Company pioneered a new scientific field called recombinant DNA technology. Today, Genentech’s symbol on the New York Stock Exchange is DNA. The Company went public in 1980.
     28. The Company has been a leader and innovator in its field since its beginning. In 1977, it produced the first human protein in a microorganism and in 1978 it cloned the first human insulin and in 1979 in cloned the first human growth hormone. Genentech produced the first recombinant DNA drug marketed in 1982 and was the first to produce a clotting factor for hemophiliacs in a laboratory in 1984. Further, Genentech was selected as the world’s most admired biotechnology company by pharmaceutical industry professionals participating in the annual Med Ad News Most Admired Companies survey in 2004, and in 2007 it was named as the most admired company in the in the biotechnology, biopharmaceutical, pharmaceutical and related industries for the sixth year in a row by Science magazine.
     29. Genentech’s products are extremely successful as evidenced by the Company’s 4.7 percent increase in profits in the second quarter of 2008. Additionally, Genentech recently raised its 2008 forecast for 2008 net income to between $3.40 and $3.50 a share.
     30. The relationship between Genentech and Roche began in 1990 when Roche gained a majority stake in the company through a $2.1 billion merger. In 1999,

Roche acquired full ownership of Genentech and crafted a deal to market Genentech’s drugs outside the United States.
     31. During the period that Roche owned all of the outstanding equity of Genentech, the Company amended its Certificate of Incorporation and entered into an affiliation agreement (“Affiliation Agreement”) with Roche that enabled Genentech’s management to conduct its business and operations as it had done in the past while at the same time reflecting Roche’s ownership in Genentech. The Affiliation Agreement was for the exclusive benefit of Roche and can be amended at any time either by Roche and Genentech.
     32. At the same, Genentech’s bylaws were amended to provide Roche with certain proportional representation rights with respect to membership on Genentech’s Board of Directors and committees. Under Genentech’s bylaws, Roche is entitled to representation on the Company’s Board proportional to its ownership interest in Genentech’s Common Stock. Roche is also entitled to designate at least one member of each committee of the Genentech Board except for the Audit Committee. Genentech’s Amended and Restated Certificate of Incorporation provides that Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is 5 percent may be repealed or amended only by vote of 90 percent of Genentech’s public stockholders.
     33. Pursuant to the Affiliation Agreement, Genentech may not, without the approval of Roche directors, approve:

a.	any acquisition constituting a portion of Genentech’s business or assets accounting for 10 percent or more of Genentech’s consolidated total assets, contribution to net income or revenues;

b.	any sale, lease, license, transfer or other disposal of all or a portion of Genentech’s business or assets accounting for 10 percent or more of Genentech’s consolidated total assets, contribution to net income or revenues, not in the ordinary course of Genentech’s business;

c.	any issuance of common stock other than (1) issuances pursuant to employees incentive plans not exceeding 5 percent of Genentech’s voting stock, (2) issuances upon the exercise, conversion or exchange of any of Genentech’s outstanding capital stock, and (3) other issuances not exceeding 5 percent of Genentech’s voting stock in any 24 month period; and

d.	any repurchase or redemption of Genentech’s capital stock other than (1) a redemption required by the terms of a security and (2) purchase made at fair market value in connection with any of Genentech’s deferred compensation plans.
     34. Further, if Roche and its affiliates sell their majority interest in Genentech common stock to a successor, Roche will cause the successor to purchase all shares of common stock not held by Roche:
a.	If the consideration is entirely in cash or equity traded on a U.S. national securities exchange, with the consideration in the same form and amounts per share as received by Roche and its affiliates; or

b.	In any other case, with consideration either in the same form and amounts per share as received by Roche and its affiliates or with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by an investment bank of nationally recognized standing appointed by a committee of independent directors.
     35. The Affiliation Agreement further requires any merger between the Company and Roche or its affiliates or the sale of substantially all of Genentech’s assets to Roche or its affiliates to be authorized by a favorable vote at a meeting of a majority of the shares of common stock not owned by Roche. However, under an existing agreement between the companies, if the non-Roche shareholders of Genentech do not approve the deal, two investment banks could then be called upon to set a value for the remainder of Genentech shares. Roche would then have the option of buying the rest of Genentech at the average of the values set by the banks. See proxy filed March 12, 2008.
     36. Roche took Genentech public again in 1999 with a second stock offering, selling 40 percent of the shares and recovering its original investment in the biotech company. However, Roche remained the majority owner of Genentech, but allowed the Company to maintain independence.
     37. In July 1999, Genentech entered into an Amended and Restated Licensing and Marketing Agreement with F. Hoffman-La Roche Ltd. (“Hoffman-La Roche”), a subsidiary of Roche, granting Hoffman-La Roche an option to license, use and sell Genentech’s products in foreign markets. Genentech also has executed various other agreements with Hoffman-La Roche, including a 2004 research agreement and a 2006 new product supply agreement.
B. Roche Seeks to Acquire 100 percent ownership of Genentech
     38. Roche currently owns 55.9 percent of Genentech. According to a July 22, 2008 New York Times article, drugs developed by Genentech, particularly the cancer medicines Avastin, Rituxan and Herceptin, accounted for nearly a third of Roche’s overall 2007 sales of 46.1 billion Swiss francs ($45 billion).
     39. On July 20, 2008, Roche notified Genentech’s outside directors and Arthur Levinson, Chairman of the Genentech Board, to inform them that Roche would be making an offer to acquire the remaining shares of Genentech that it did not already own.
     40. The very next day, on July 21, 2008, Roche publicly announced its offer of $43.7 billion in cash for the remaining shares of its U.S. biotech partner Genentech, adding to the 55.9 percent of the Company it already owns. The offer, which translates to $89 per share, represents a meager 8.8 percent premium above Genentech’s closing price on the last trading day before the offer was announced.
     41. According to a July 22, 2008 Wall Street Journal article, “[i]n similar deals so far this year, where a majority shareholder has bought the rest of a company’s stock, the average premium offered has been 21%, according to Dealogic. That is well above the 9% premium that Roche is offering for Genentech shares.” Further, a July 21, 2008 Reuters article reported that “the modest premium offered by Roche compares with an average of 63 percent for recent pharmaceutical buys of biotech companies...”
     42. Roche will profit significantly from the Proposed Transaction to the detriment of Genentech’s public holders. According to a July 22, 2008 Wall Street

Journal article, Roche executives have stated that Roche “wants to capture all of Genentech’s profits and achieve cost savings of as much as $850 million annually by combining the two companies’ clinical research teams and sales, manufacturing and administrative departments in the U.S.” Further, Roche’s timing takes advantage of the weak U.S. dollar, which makes American assets cheaper for foreigners to acquire.
     43. Analysts have reported that Roche’s offer price is too low. An article in CNN Money on July 21, 2008, states that analysts have noted that “Roche is attempting to capture Genentech’s significant future growth on the cheap...a minimally acceptable offer would range from $102 to $110 per share...” Further, a Goldman Sachs’ analyst notes in the same article “[the price] does not seem to reflect the potential of Genentech’s pipeline.”
     44. Despite such analyst reports, Roche CEO Severin Schwan stated “[w]e think this is a fair, generous offer, especially given that we already have control.”
     45. In order for the deal to close, a majority of non-Roche shareholders will have to vote for the buyout. Further, under existing agreements between Roche and Genentech, Roche’s directors must give prior approval of any deal involving the sale of all or major portions of Genentech. This agreement effectively precludes other potential bidders from making a bid for the Company. Recent news reports also indicate that analysts doubt that other bidders will emerge because Roche already owns 55.9% of Genentech.
     46. According to the press, top officials from Roche and Genentech met on July 22, 2008 to discuss Roche’s proposed $43.7 billion takeover bid. An Australian publication, The Age, reported that Roche spokesman, Daniel Piller said the meeting “is on an informational level...It has no impact on this process.”
     47. Genentech released a statement noting that it received Roche’s proposal and it expects to promptly convene a special committee of independent directors to determine the appropriate action to take with respect to the Proposed Transaction. Genentech’s value is substantially greater than the $89.00 per share offered by Roche. The consideration offered as part of the Proposed Transaction is inadequate and represents an attempt by Roche to use its control to force out public holders at a significant discount to the true share value.
     48. The Proposed Transaction is unfair to the Class, and such unfairness is exacerbated by the gross disparity between the knowledge and information possessed by the Individual Defendants and Roche because of their positions of control of Genentech and the knowledge possessed by Genentech’s public holders.
     49. The Proposed Transaction is subject to the exacting entire fairness standard, under which Roche must establish both fair price and fair dealing.
     50. Unless the Court enjoins the Proposed Transaction, Defendants’ actions will result in irreparable harm to Class members.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
(Against all defendants except Roche)
     51. Plaintiff repeats and realigns each allegation set forth herein.
     52. The Individual Defendants have violated fiduciary duties owed to the non-Roche holders of Genentech and have placed personal interests ahead of the interests of Genentech’s stockholders, causing damages for which Plaintiffs seek compensation.

     53. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly deprive plaintiff and other members of the Class of the true value of their Genentech investment.
     54. Defendants have failed to take steps to maximize the value of Genentech to benefit the public stockholders and have embarked on a process that avoids competitive bidding and provides Roche with an unfair advantage by effectively excluding other alternative transactions.
     55. The Individual Defendants have breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of Genentech’s public holders are properly protected from overreaching by Roche.
     56. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     57. As a result of the actions of defendants, plaintiffs and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of Genentech’s stock and businesses and will be prevented from obtaining a fair price for their common stock.
     58. Unless enjoined by this Court, defendants will continue to breach the fiduciary duties owed Plaintiffs and the Class, and may consummate the Proposed Transaction to the disadvantage of the public stockholders.
     59. Individual Defendants have engaged in self-dealing, have not acted in good faith to plaintiff and the other members of the Class, and have breached and are breaching fiduciary requirements to the members of the Class.
     60. As a result of the defendants’ activities, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive a fair portion of the true value of Genentech’s assets and will be prevented from obtaining the real value of their ownership interest in the Company. Unless the Proposed Transaction is enjoined by the

Court, and a fair process substituted, defendants will continue to breach their fiduciary duties to plaintiff and the members of the Class, will not engage in arm’s length negotiations on the Proposed Transaction terms with Roche, and will not supply to Genentech’s stockholders sufficient information to enable them to cast informed votes on a Proposed Acquisition.
     61. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Breach of Fiduciary Duty and Self-Dealing
(Against Roche)
     62. Plaintiff repeats and re-alleges each and every allegation above as though fully set forth herein.
     63. Defendant Roche is sued herein as a consequence of its own direct breaches of its fiduciary duties to the minority, public stockholders of Genentech.
     64. Roche, as a controlling shareholder, stands in a fiduciary position relative to the Company’s public stockholders. Roche’s fiduciary duties required them to exercise their best judgment and to act in prudent manner and in the best interest of the Company’s minority stockholders. As a controlling shareholder, Roche and its agents on Genentech’s board, owed the public, non-Genentech, minority stockholders of Genentech the highest duty of good faith, fair dealing, due care, and loyalty and full, candid and adequate disclosure.
     65. Roche likely possesses proprietary information concerning Genentech. This results in an imbalance and disparity of knowledge between Roche and other stockholders which makes the process used herein inherently unfair.

     66. Because of Roche’s control of the company, no third party, as a practical matter, is likely to attempt any competing bid for Genentech, as the success of any such bid would require the consent and cooperation of Roche.
     67. Thus Roche has the power and is exercising such power to enable it to acquire the Company’s public shares and dictate terms which are contrary to the public stockholders’ best interests and do not reflect the fair value of Genentech’s stock.
     68. Roche has breached its duty of loyalty to Genentech’s public stockholders by using its control of Genentech to seek to force plaintiff and the Class to surrender their equity interest in Genentech at an unfair price.
     69. The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Roche by virtue of its position of control of Genentech and that possessed by Genentech’s public stockholders. Roche intends to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.
     70. Plaintiff and other members of the Class will suffer irreparable harm in that they will not receive fair value for Genentech’s business, assets and their ownership of the Company unless actions of defendant and controlling stockholder Roche are enjoined.
     71. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF
     WHEREFORE, plaintiff, on behalf of itself and other public holders of Genentech, demands judgment as follows:
A.	declaring this action properly maintainable as a class action;

B.	enjoining, preliminarily and permanently, Roche’s offer for acquisition of the remainder of Genentech that it does not own under the terms presently posed;

C.	declaring that the Proposed Transaction is not entirely fair and is in breach of the fiduciary duties of the Defendants and therefore, any agreement arising therefrom is unlawful and unenforceable.

D.	to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding such transaction, and granting, inter alia, rescissory damages against the Individual Defendants and Roche;

E.	requiring Defendants to fully disclose all material information regarding the Proposed Transaction.

F.	directing that the Individual Defendants and Roche account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

G.	requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available maximizing strategic alternatives;

H.	awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

I.	granting plaintiff and the other members of the class such other and further relief as is just and equitable, including all injunctive relief as alleged heretofore.
Dated: July 28, 2008

CHIMICLES & TIKELLIS LLP
/s/ Pamela S. Tikellis
Pamela S. Tikellis (#2172)
One Rodney Square P.O. Box 1035 Wilmington, DE 19899 Phone: (302) 656-2500 Fax: (302) 656-9053 Attorneys for Plaintiff

OF COUNSEL:
Jeffrey W. Golan
Jeffrey B. Gittleman
Julie B. Palley
BARRACK, RODOS & BACINE
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19130
Phone: (215) 963-0600
Fax: (215) 963-0838

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